                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO-I

                                (AMENDMENT NO. 5)

             TENDER OFFER STATEMENT UNDER SECTION 14(D) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ARRIS GROUP, INC.
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                       (Name of Subject Company (Issuer))


                                ARRIS GROUP, INC.
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                       (Names of Filing Persons (Offeror))
     Certain Outstanding Options to Purchase ARRIS Group, Inc. Common Stock,
                            par value $.01 per share
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                         (Title of Class of Securities)


                                    04269Q100
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                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                              Lawrence A. Margolis
                                ARRIS GROUP, INC.
                             11450 Technology Circle
                              Duluth, Georgia 30097
                            Telephone: (678) 473-2000

                                    Copy To:
                          A. Scott Fruechtemeyer, Esq.
                              Troutman Sanders LLP
                        600 Peachtree Street, Suite 5200
                             Atlanta, Georgia 30308
                            Telephone: (404) 885-3000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
    Transaction Valuation*                            Amount of Filing Fee

           $13,170,797                                      $1,066**
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*        Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 6,226,306 shares of common stock of ARRIS Group, Inc. will be exchanged and cancelled pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate value of such options as of June 25, 2003 ($13,170,797), which is calculated based on the Black-Scholes option pricing model, multiplied by (ii) $80.90 per each $1.0 million of the value of the transaction.

**       Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:                        Filing Party:
                         ------------------                 -------------------
Form or Registration No.:                      Date Filed:
                         ------------------                 -------------------


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.



Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]








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                             INTRODUCTORY STATEMENT

         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO-I relating to our offer to exchange certain options for shares of restricted stock upon the terms and subject to the conditions in the Offer to Exchange dated June 27, 2003. This Amendment No. 5 amends and supplements the Schedule TO-I originally filed on June 27, 2003, and amended in certain respects on July 7, 2003, July 9, 2003, July 10, 2003 and July 14, 2003.


ITEM 12.    EXHIBITS.

     Item 12 is hereby amended and supplemented to add the following exhibit:

          (a)(9) Option Exchange Calculation Example to be distributed to all eligible employees.






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                                    SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      ARRIS GROUP, INC.



Date:  July 17, 2003                       By: /s/ Lawrence A. Margolis
                                              --------------------------------
                                           Lawrence A. Margolis,
                                           Executive Vice President,
                                           Chief Financial Officer and Secretary



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                                  EXHIBIT INDEX


EXHIBIT
NUMBER      DESCRIPTION OF EXHIBITS
-------------------------------------------------------------------------------

(a)(9)      Option Exchange Calculation Example sent to all eligible employees.